FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated February 17, 2009 regarding announcement on conclusion of corporate split agreement by Hitachi and Hitachi Industrial Equipment Systems

2.	Press release dated February 17, 2009 regarding announcement on submission of amendment statement for tender offer registration statement relating to Hitachi Kokusai Electric shares

3.	Press release dated February 17, 2009 regarding announcement on submission of amendment statement for tender offer registration statement relating to Hitachi Koki shares

4.	Press release dated February 19, 2009 regarding announcement on submission of amendment statement for tender offer registration statement relating to Hitachi Koki shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date February 24, 2009	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Vice President and Executive Officer

Hitachi and Hitachi Industrial Equipment Systems Sign Corporate Split Agreement

TOKYO, February 17, 2009 — Hitachi, Ltd. (NYSE:HIT/TSE:6501) and Hitachi Industrial Equipment Systems Co., Ltd. have today signed a Corporate Split Agreement regarding the transfer of the small air compressor business on which both companies basically agreed on November 28, 2008.

This move will transfer Hitachi’s small air compressor business to Hitachi Industrial Equipment Systems as of April 1, 2009, with the aim of optimizing the Hitachi Group’s business structure and driving further expansion and growth in the compressor business.

Overview of the Corporate Split

(1) Corporate Split Schedule

February 17, 2009	Entering into Corporate Split Agreement

April 1, 2009	Effective Date of Corporate Split (“Corporate Split Date”)

- This corporate split is deemed to be a simplified corporate separation pursuant to Article 784, Paragraph 3 of the Company Law of Japan. Therefore, Hitachi does not plan to convene a shareholders’ meeting to seek approval for the corporate split agreement.

(2) Method of Corporate Split

This will be an absorption-type corporate split where Hitachi is the company transferring the small air compressor business and Hitachi Industrial Equipment Systems, which is a wholly owned subsidiary of Hitachi, is the successor company.

(3) Decrease in Capital and Capital Reserves of Hitachi Owing to Corporate Split

The corporate split will not cause any decrease in Hitachi’s capital or capital reserves.

(4) Treatment of Hitachi Stock Acquisition Rights and Bonds with Stock Acquisition Rights

On the occasion of the corporate split, persons holding Hitachi’s stock acquisition rights will not be granted Hitachi Industrial Equipment Systems’s stock acquisitions rights in place thereof.

(5) Rights and Obligations Transferred to Hitachi Industrial Equipment Systems

Hitachi will transfer to Hitachi Industrial Equipment Systems all assets, liabilities and contractual status in contracts relating to the businesses to be separated as of the day prior to the Corporate Split Date.

(6) Outlook for Fulfillment of Financial Obligations

Hitachi and Hitachi Industrial Equipment Systems have concluded that they have the capability to fulfill the obligations of the respective companies whose maturity date comes on and after the Corporate Split Date.

(Note) Please see Hitachi’s news release on November 28, 2008 titled “Hitachi to Realign Small Air Compressor Business by Corporate Division” for the profile of the business operation to be transferred etc.

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Hitachi Submits Amendment Statement for Tender Offer Registration

Statement Relating to Hitachi Kokusai Electric Shares

Tokyo, February 17, 2009 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced that it has submitted to the Kanto Local Finance Bureau an Amendment Statement for Tender Offer Registration Statement in relation to the January 14 announcement of its intention to purchase additional common stocks of Hitachi Kokusai Electric Inc. (TSE:6756) by way of a public tender offer (hereinafter “Tender Offer”). The Amendment Statement was submitted to the Kanto Local Finance Bureau pursuant to Article 27-8, Paragraphs 1 and 2 of the Financial Instruments and Exchange Law of Japan. Summary is as follows.

Summary of the Amendment Statement

Hitachi filed the Amendment Statement because certain parts of the Tender Offer Registration Statement submitted on January 26, 2009 (as amended by the Amendment Statements dated January 30, 2009 and February 4, 2009) shall be amended. Summary of the amendment is as follows:

(1)	Biography of certain Hitachi’s new Executive Officers to be appointed on April 1, 2009 as added in the Amendment Statement on February 4, 2009.

(2)	Hitachi’s consolidated financial statements, etc. for the 3rd quarter of 140th business term.

(3)	Hitachi Kokusai Electric’s major shareholders and consolidated profit and loss, etc. for the nine months period based on its quarterly report for the 3rd quarter of 85th business term submitted on February 13, 2009 pursuant to the Financial Instruments and Exchange Law of Japan.

(Reference) Outline of the Tender Offer

1. Company Name of the Target

Hitachi Kokusai Electric Inc.

2. Duration of the Tender Offer (As Initially Notified)

From Monday, January 26, 2009 to Monday, March 9, 2009 (both inclusive)

(30 business days)

3. Price of Tender Offer

¥780 per share

4. Planned Number of Share Certificates to Be Purchased

Planned Number of Shares to Be Purchased	Planned Minimum Number of Shares to Be Purchased	Planned Maximum Number of Shares to Be Purchased
13,406,000 shares	— shares	13,406,000 shares

Note:	Please see Hitachi’s news release on January 14, 2009 titled “Hitachi to Commence Tender Offer for Hitachi Kokusai Electric Shares” for the details of this Tender Offer.

Cautionary Matters

-	This announcement is a press release announcing the tender offer and has not been prepared for the purpose of soliciting an offer to sell stocks. If shareholders wish to make an offer to sell their stocks, they should first read the Explanatory Document for the tender offer and make their own decision. This press release does not constitute, nor form part of, any offer or invitation to buy, sell, exchange or otherwise dispose of, or issue, or any solicitation of any offer to sell or issue, exchange or otherwise dispose of, buy or subscribe for, any securities. In addition, this press release does not constitute, or form part of, any offer or invitation to sell, or any solicitation of any offer to purchase any securities in any jurisdiction, nor shall it (or any part of it) or the fact of its distribution form the basis of or be relied on in connection with, any contract therefore.

-	The tender offer is not being made, directly or indirectly, in or into the United States, or by the use of the mails, or by any other means or instrumentality (including, but not limited to, telephones, telexes, facsimile transmissions, e-mails and internet communications) of interstate or foreign commerce, or by any facility of a national securities exchange of the United States of America. Accordingly, copies of offering documents are not being, and must not be, mailed or otherwise be forwarded, transmitted, distributed or sent in, into or from the United States of America. No person may apply for this tender offer by the use of such means or instrumentality or of such facility, or from the United States of America. Any purported application of the tender offer resulting directly or indirectly from a violation of these restrictions will not be accepted. No securities or other consideration is being solicited in the United States and if sent in response by a resident of the United States of America will not be accepted.

-	Some countries or regions may impose restrictions on the announcement, issue or distribution of this press release. In such cases, please take note of such restrictions and comply with them. In countries or regions where the implementation of the tender offer is illegal, even upon receiving this press release, such receipt shall not constitute a solicitation of an offer to sell or an offer to buy stocks relating to the tender offer and shall be deemed a distribution of materials for informative purposes only.

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Hitachi Submits Amendment Statement for Tender Offer Registration

Statement Relating to Hitachi Koki Shares

Tokyo, February 17, 2009 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced that it has submitted to the Kanto Local Finance Bureau an Amendment Statement for Tender Offer Registration Statement in relation to the January 14 announcement of its intention to purchase additional common stocks of Hitachi Koki Co., Ltd. (TSE:6581) by way of a public tender offer (hereinafter “Tender Offer”). The Amendment Statement was submitted to the Kanto Local Finance Bureau pursuant to Article 27-8, Paragraphs 1 and 2 of the Financial Instruments and Exchange Law of Japan. Summary is as follows.

Summary of the Amendment Statement

Hitachi filed the Amendment Statement because certain parts of the Tender Offer Registration Statement submitted on January 26, 2009 (as amended by the Amendment Statement dated January 30, 2009 and February 4, 2009) shall be amended. Summary of the amendment is as follows:

(1)	Biography of certain Hitachi’s new Executive Officers to be appointed on April 1, 2009 as added in the Amendment Statement on February 4, 2009.

(2)	Hitachi’s consolidated financial statements, etc. for the 3rd quarter of 140th business term.

(3)	Hitachi Koki’s major shareholders, changes in directors and consolidated profit and loss, etc. for the nine months period based on its quarterly report for the 3rd quarter of 87th business term submitted on February 12, 2009 pursuant to the Financial Instruments and Exchange Law of Japan.

(Reference) Outline of the Tender Offer

1. Company Name of the Target

Hitachi Koki Co., Ltd.

2. Duration of the Tender Offer (As Initially Notified)

From Monday, January 26, 2009 to Monday, March 9, 2009 (both inclusive)

(30 business days)

3. Price of Tender Offer

¥1,300 per share

4. Planned Number of Share Certificates to Be Purchased

Planned Number of Shares to Be Purchased	Planned Minimum Number of Shares to Be Purchased	Planned Maximum Number of Shares to Be Purchased
12,473,000 shares	— shares	12,473,000 shares

Note:	Please see Hitachi’s news release on January 14, 2009 titled “Hitachi to Commence Tender Offer for Hitachi Koki Shares” for the details of this Tender Offer.

Cautionary Matters

-	This announcement is a press release announcing the tender offer and has not been prepared for the purpose of soliciting an offer to sell stocks. If shareholders wish to make an offer to sell their stocks, they should first read the Explanatory Document for the tender offer and make their own decision. This press release does not constitute, nor form part of, any offer or invitation to buy, sell, exchange or otherwise dispose of, or issue, or any solicitation of any offer to sell or issue, exchange or otherwise dispose of, buy or subscribe for, any securities. In addition, this press release does not constitute, or form part of, any offer or invitation to sell, or any solicitation of any offer to purchase any securities in any jurisdiction, nor shall it (or any part of it) or the fact of its distribution form the basis of or be relied on in connection with, any contract therefore.

-	The tender offer is not being made, directly or indirectly, in or into the United States, or by the use of the mails, or by any other means or instrumentality (including, but not limited to, telephones, telexes, facsimile transmissions, e-mails and internet communications) of interstate or foreign commerce, or by any facility of a national securities exchange of the United States of America. Accordingly, copies of offering documents are not being, and must not be, mailed or otherwise be forwarded, transmitted, distributed or sent in, into or from the United States of America. No person may apply for this tender offer by the use of such means or instrumentality or of such facility, or from the United States of America. Any purported application of the tender offer resulting directly or indirectly from a violation of these restrictions will not be accepted. No securities or other consideration is being solicited in the United States and if sent in response by a resident of the United States of America will not be accepted.

-	Some countries or regions may impose restrictions on the announcement, issue or distribution of this press release. In such cases, please take note of such restrictions and comply with them. In countries or regions where the implementation of the tender offer is illegal, even upon receiving this press release, such receipt shall not constitute a solicitation of an offer to sell or an offer to buy stocks relating to the tender offer and shall be deemed a distribution of materials for informative purposes only.

# # #

Hitachi Submits Amendment Statement for Tender Offer Registration

Statement Relating to Hitachi Koki Shares

Tokyo, February 19, 2009 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced that it has submitted to the Kanto Local Finance Bureau an Amendment Statement for Tender Offer Registration Statement in relation to the January 14 announcement of its intention to purchase additional common stocks of Hitachi Koki Co., Ltd. (TSE:6581) by way of a public tender offer (hereinafter “Tender Offer”). The Amendment Statement was submitted to the Kanto Local Finance Bureau pursuant to Article 27-8, Paragraph 2 of the Financial Instruments and Exchange Law of Japan. Summary is as follows.

Summary of the Amendment Statement

Hitachi filed the Amendment Statement because certain parts of the Tender Offer Registration Statement submitted on January 26, 2009 (as amended by the Amendment Statement dated January 30, 2009, February 4, 2009 and February 17, 2009) shall be amended; the European Commission has decided that purchasing shares via the Tender Offer does not conflict with the EC merger regulation (Council Regulation (EC) No 139/2004).

(Reference) Outline of the Tender Offer

1. Company Name of the Target

Hitachi Koki Co., Ltd.

2. Duration of the Tender Offer (As Initially Notified)

From Monday, January 26, 2009 to Monday, March 9, 2009 (both inclusive)

(30 business days)

3. Price of Tender Offer

¥1,300 per share

4. Planned Number of Share Certificates to Be Purchased

Planned Number of Shares to Be Purchased	Planned Minimum Number of Shares to Be Purchased	Planned Maximum Number of Shares to Be Purchased
12,473,000 shares	— shares	12,473,000 shares

Note:	Please see Hitachi’s news release on January 14, 2009 titled “Hitachi to Commence Tender Offer for Hitachi Koki Shares” for the details of this Tender Offer.

Cautionary Matters

-	This announcement is a press release announcing the tender offer and has not been prepared for the purpose of soliciting an offer to sell stocks. If shareholders wish to make an offer to sell their stocks, they should first read the Explanatory Document for the tender offer and make their own decision. This press release does not constitute, nor form part of, any offer or invitation to buy, sell, exchange or otherwise dispose of, or issue, or any solicitation of any offer to sell or issue, exchange or otherwise dispose of, buy or subscribe for, any securities. In addition, this press release does not constitute, or form part of, any offer or invitation to sell, or any solicitation of any offer to purchase any securities in any jurisdiction, nor shall it (or any part of it) or the fact of its distribution form the basis of or be relied on in connection with, any contract therefore.

-	The tender offer is not being made, directly or indirectly, in or into the United States, or by the use of the mails, or by any other means or instrumentality (including, but not limited to, telephones, telexes, facsimile transmissions, e-mails and internet communications) of interstate or foreign commerce, or by any facility of a national securities exchange of the United States of America. Accordingly, copies of offering documents are not being, and must not be, mailed or otherwise be forwarded, transmitted, distributed or sent in, into or from the United States of America. No person may apply for this tender offer by the use of such means or instrumentality or of such facility, or from the United States of America. Any purported application of the tender offer resulting directly or indirectly from a violation of these restrictions will not be accepted. No securities or other consideration is being solicited in the United States and if sent in response by a resident of the United States of America will not be accepted.

-	Some countries or regions may impose restrictions on the announcement, issue or distribution of this press release. In such cases, please take note of such restrictions and comply with them. In countries or regions where the implementation of the tender offer is illegal, even upon receiving this press release, such receipt shall not constitute a solicitation of an offer to sell or an offer to buy stocks relating to the tender offer and shall be deemed a distribution of materials for informative purposes only.

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